SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE-4143-12, of September 18, 2012, transcribed below, we hereby clarify to our shareholders and the market in general that the news published in the journal Valor Econômico on September 18, 2012, refer to a presentation made by the Executive Board of Furnas to the management of the company. This presentation was made , following the signing of a consulting contract aimed at restructuring its management, with a view to improving operational efficiency through cost and revenue optimization.

The numbers informed do not represent projections of the results of the company. They were merely intended to seek commitment from the employees to perform in line with the market

“GAE 4143-12
September 18, 2012
Centrais Elétricas Brasileiras S.A. - Eletrobras
Investor Relations Office
Mr. Armando Casado de Araujo

Dear Sirs,

The journal Valor Econômico published on 18/09/2012, among other information, that:

· Furnas is working to reduce the number of its employees by 35%, from 6,401 employees in early 2011 to 4,174 by the end of 2018;

· In line with thisinitiative, which aims to optimize costs and gain efficiencies, Furnas plans to reduce the annual spending on personnel, material, and other services by 22% through 2018, from R$1.98 billion, expected for this year to R$1.54 billion in 2018;

· Another goal of Furnas is to increase its EBITDA margin from the current 25% to 70% in the next four years.

We request clarification on that news until 19/09/2012, as well as other information deemed important.

This request falls within the framework of the Cooperation Agreement, signed by the CVM and BM &FBOVESPA on 13/12/2011, and its non-compliance may subject the company to the possible imposition of coercive fines by the Superintendência de Relações com Empresas – SEP of CVM, in compliance with the provisions of CVM Instruction 452/07.

Regards

Nelson Barroso Ortega
Gerência de Acompanhamento de Emissores
BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros
Fone: (011) 2565-6063 / 2565-7222

c.c. CVM - Comissão de Valores Mobiliários
      Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas
      Sr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários”

Rio de Janeiro, September 19, 2012

Armando Casado de Araujo
CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.